United States

Securities and exchange commission
washington, d.c. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of November 2026

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ✓  Form 40-F ___

Index

Item       Description of Items

1.	Material Fact – Election of Chief Executive Officer and Chair of the Board of Directors, dated September 11, 2026
2.	Notice to Shareholders – Declaration of Interest on Equity, dated September 17, 2026
3.	Notice to Shareholders – Nomination of Candidates to the Board of Directors and Request for Adoption of Cumulative Voting, dated September 23, 2026
4.	Notice to the Market – Settlement of Debentures from Cemig GT’s 13th Issuance, dated September 9, 2026
5.	Notice to the Market – Settlement of Debentures from Cemig D’s 16th Issuance, dated September 9, 2026
6.	Material Fact – Extension of the Concession for the Sá Carvalho Hydroelectric Power Plant, dated August 31, 2026
7.	Notice to the Market – Change of Depositary Bank for the ADR Program, dated October 16, 2026

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Leonardo George de Magalhães .

Name: Leonardo George de Magalhães

Title: Vice President of Finance and Investor Relations

Date: November 4, 2026

1.	Material Fact – Election of Chief Executive Officer and Chair of the Board of Directors, dated September 11, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

MATERIAL FACT

Election of Chief Executive Officer and Chair of the Board of Directors

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo and New York, pursuant to CVM Resolution 44/2021, hereby informs its shareholders and the market in general that, on this date, the Company’s Board of Directors resolved to elect Mr. Marco Aurélio Martins da Costa Vasconcelos as Chief Executive Officer (CEO) and Mr. Alexandre Ramos Peixoto for the role of Chair of the Board of Directors.

Marco Aurélio Martins da Costa Vasconcelos, elected as the Company’s CEO, is an attorney with a Law degree from PUC Minas and specialization degrees in Corporate Law and Business Management. He has a solid professional background in the legal, management, and public administration fields, with experience in organizations within the sanitation, mining, and industrial sectors, as well as with the Government of the State of Minas Gerais. At COPASA MG, he held prominent strategic positions, including Attorney General and Advisor to the CEO. Since 2022, he has been serving as Deputy Legal Officer, responsible for leading key matters related to corporate governance, regulation, compliance, and business development.

Alexandre Ramos Peixoto, elected as the Chair of the Company’s Board of Directors, is a career engineer at CEMIG, with a strong academic background and vast experience in the power sector. He holds postgraduate degrees in Quality Engineering and Management from PUC Minas and in Strategic Management and Planning from UFMG, with MBA degrees in areas related to the energy sector. He has built a professional career spanning the main segments of Brazil’s power sector, having served at the Brazilian Electricity Regulatory Agency (Aneel), the Ministry of Mines and Energy (MME), and the Energy Research Company (EPE). Since 2023, he has served as Chair of the Board of Directors of the Electric Energy Trading Chamber (CCEE). At CEMIG, he held the positions of Chief Executive Officer and Chief Regulatory and Institutional Relations Officer.

Belo Horizonte, September 11, 2026.

Sérgio Lopes Cabral

Acting Vice President of Finance and Investor Relations

2.	Notice to Shareholders – Declaration of Interest on Equity, dated September 17, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

B3 (CMIG3, CMIG4)

NYSE (CIG, CIGC)

NOTICE TO SHAREHOLDERS

Declaration of Interest on Equity

We hereby inform our shareholders that the Executive Board has approved the declaration of Interest on Equity (IoE) of R$ 200,000,000 (two hundred million reais). Detailed information about the payment is as follows:

IoE
Gross amount per share	R$ 0.06991340114
Date “with rights” (1)	09/22/2026
Date “ex-rights”	09/23/2026
Payment date	2 (two) equal installments: • the first by 06/30/2027 and • the second by 12/30/2027

(1)	Common and preferred shareholders of record will be entitled to the payment.

Shareholders whose shares are not held in custody by B3’s Central Securities Depository and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution managing CEMIG’s Registered Share System) bearing their personal documents for the update of their registration data.

Belo Horizonte, September 17, 2026

Sérgio Lopes Cabral

Acting Vice President of Finance and Investor Relations

3.	Notice to Shareholders – Nomination of Candidates to the Board of Directors and Request for Adoption of Cumulative Voting, dated September 23, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO SHAREHOLDERS

Nomination of Candidates to the Board of Directors and Request for Adoption of Cumulative Voting

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo and New York, hereby informs its shareholders and the market in general that it has received from the minority shareholder, Fundo de Investimento em Ações Dinâmica Energia S.A. (“FIA Dinâmica Energia”), the nomination of candidates to the Board of Directors for the Extraordinary Shareholders’ Meeting to be held on October 16, 2026.

We also inform that the shareholder FIA Dinâmica Energia has requested the adoption of cumulative voting for the election of the Board of Directors.

As a result, the Company has restated, on this date, the Remote Voting Form (“BVD”) and the Management Proposal, including the candidates nominated by FIA Dinâmica Energia, according to the table below.

Votes already cast through the BVD remain valid. Should a shareholder wish to change their vote, a new instruction may be submitted, replacing the previous one, by October 12, 2026, pursuant to CVM Resolution 81/2022.

The Company recommends that any new submission be made through the same service provider previously used to avoid inconsistencies in voting instructions.

Belo Horizonte, September 23, 2026.

Sérgio Lopes Cabral

Acting Vice-Presidency of Finance and Investor Relations

FIA Dinâmica Energia - Minority Shareholder - Common Shares

7.3 In relation to each member of management and the Fiscal Council members of the issuer, indicate, in table form:
a. name	Daniel Alves Ferreira
b. date of birth	07/06/1972
c. occupation	Lawyer
d. individual taxpayer’s ID (CPF) or passport	205.862.458-04
e. elective position	Board of Directors Member
f. election date	-
g. investiture date (estimated)	10/16/2026
h. term of office	Until the 2028 ASM
i. whether nominated by the controlling shareholder or not	No
j. whether an independent member, pursuant to applicable regulation	Yes – Exhibit K of CVM Resolution 80/2022
k. in case of consecutive terms of office, start date of the first term of office	Term of office 2024/2026. Date of the 1st election 06/26/2025
l. main professional experiences over the last 5 years, indicating: ·the company's name and sector of activity, · position, whether the company (i) is part of the issuer’s economic group or (ii) is controlled by a shareholder of the issuer holding a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.
Graduated in Law from Universidade Paulista – UNIP in 1996. Responsible for the Corporate and Capital Markets Departments of Alves Ferreira & Mesquita Sociedade de Advogados (“ALFM”). Currently a member of the Statutory Audit Committee (“CAE”) of Eletrobrás (since June 2019), the Board of Directors of Kepler Weber S/A (2025/2027), and the Board of Directors of Eletronuclear S/A (2025/2027). He was a Fiscal Council member of Petróleo Brasileiro S/A (“Petrobras”) for 03 (three) terms of office (2018 to 2021); a Board member of Madeira Energia S/A (October 2018 to May 2020), a Board member of Santo Antônio Energia S/A (October 2018 to May 2020), a Board member of Renova Energia S/A (December 2018 to July 2020), a member of the Board of Directors (2016-2018) and the Corporate Governance Committee (2018) of Companhia Energética de Minas Gerais S/A (“CEMIG”), and a Board member of Centrais Elétricas Brasileiras S/A (“Eletrobras”) (April 2019 to April 2025). Board Member of Cemig, since June 26, 2025.
m. description of the following events occurred in the last 5 years: (as declared by the nominee)
i. criminal conviction	No
ii. conviction in an administrative proceeding of the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, and applicable penalties	No
iii. final and unappealable judicial conviction or final administrative decision resulting in suspension or disqualification from professional or commercial activities	No
7.5. Inform the existence of a marital relationship, civil union, or kinship up to the second degree between: (as declared by the nominee)
a) executive officers of the issuer:	No
b) (i) executive officers of the issuer and (ii) executive officers of its direct or indirect subsidiaries	No
c) (i) executive officers of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer	No
d) (i) executive officers of the issuer and (ii) executive officers of its direct or indirect parent companies	No
7.6. Inform any subordination, service provision, or control relationships maintained, in the last 3 fiscal years, between executive officers of the issuer and: (as declared by the nominee)

a. direct or indirect subsidiary of the issuer, except those in which the issuer directly or indirectly holds all the share capital	No
b. direct or indirect controlling shareholder of the issuer	No
c. if relevant, a supplier, customer, debtor, or creditor of the issuer, its subsidiaries, or parent companies, or any of their subsidiaries	No

7.3 In relation to each member of management and the Fiscal Council members of the issuer, indicate, in table form:
a. name	Roger Daniel Versieux
b. date of birth	02/20/1975
c. occupation	Lawyer
d. individual taxpayer’s ID (CPF) or passport	000.072.546-36
e. elective position	Board of Directors Member
f. election date	-
g. investiture date (estimated)	10/16/2026
h. term of office	Until the 2028 ASM
i. whether nominated by the controlling shareholder or not	Yes
j. whether an independent member, pursuant to applicable regulation	Yes – Exhibit K of CVM Resolution 80/2022
k. in case of consecutive terms of office, start date of the first term of office	Term of office 2024/2026. Date of the 1st election 04/29/2022
l. main professional experiences over the last 5 years, indicating: ·the company's name and sector of activity, · position, whether the company (i) is part of the issuer’s economic group or (ii) is controlled by a shareholder of the issuer holding a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.
He earned a bachelor’s degree in Law from the Federal University of Minas Gerais - UFMG (2000), a graduate degree in Public Law from ANAMAGES/Newton Paiva University (2004), and a bachelor’s degree in Financial Management from Fundação Getulio Vargas - FGV (2026). Attorney with 26 years of experience in strategic litigation, corporate and public-sector legal advisory, administrative and regulatory law, corporate governance, and risk management in regulated and capital-intensive industries. Founder and Coordinator of Roger Versieux Sociedade de Advogados, a law firm with a nationwide practice providing legal advisory services to companies, public-sector entities, and infrastructure projects since 2000. Tenured Legal Counsel at Empresa de Assistência Técnica e Extensão Rural de Minas Gerais (EMATER-MG) (2005–2008), working in Public Law, with an emphasis on public procurement, personnel management within the administrative staff, government contracts, and legal support to the management of the state-owned company. Board member at Companhia Energética de Minas Gerais – CEMIG (since May 2022), at CEMIG Distribuição S.A. and CEMIG Geração e Transmissão S.A. (since April 2026), and at Companhia de Gás de Minas Gerais – GASMIG (since May 2025). Senior Attorney at Vale S.A. (2013). Dative attorney since 2010, representing economically disadvantaged individuals before the Federal Regional Court of the 3rd Region (TRF3). Tenured Professor at the Federal University of Mato Grosso do Sul (UFMS) (2009–2013), teaching courses in Criminal Procedure, Civil Procedure, Contracts, Private International Law, and Legal Ethics. Professor in charge of the UFMS Legal Practice Center (2010–2011). Professor in postgraduate programs at the Center for International Law (CEDIN), in Belo Horizonte (2016–2020).
m. description of the following events occurred in the last 5 years (as declared by the nominee)
i. criminal conviction	No
ii. conviction in an administrative proceeding of the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, and applicable penalties	No
iii. final and unappealable judicial conviction or final administrative decision resulting in suspension or disqualification from professional or commercial activities	No
7.5. Inform the existence of a marital relationship, civil union, or kinship up to the second degree between: (as declared by the nominee)

a) executive officers of the issuer:	No
b) (i) executive officers of the issuer and (ii) executive officers of its direct or indirect subsidiaries	No
c) (i) executive officers of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer	No
d) (i) executive officers of the issuer and (ii) executive officers of its direct or indirect parent companies	No
7.6. Inform any subordination, service provision, or control relationships maintained, in the last 3 fiscal years, between executive officers of the issuer and: (as declared by the nominee)
a. direct or indirect subsidiary of the issuer, except those in which the issuer directly or indirectly holds all the share capital	No
b. direct or indirect controlling shareholder of the issuer	No
c. if relevant, a supplier, customer, debtor, or creditor of the issuer, its subsidiaries, or parent companies, or any of their subsidiaries	No

4.	Notice to the Market – Settlement of Debentures from Cemig GT’s 13th Issuance, dated September 9, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 06.981.176/0001-58
Company Registry (NIRE): 31300020550

NOTICE TO THE MARKET

Settlement of Debentures from Cemig GT’s 13th Issuance

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”), a publicly held company whose shares traded on the stock exchanges of São Paulo and New York, hereby informs its shareholders and the market in general that, on September 04, 2026, CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“Cemig GT”), a publicly held company and wholly owned subsidiary of Cemig, completed the financial settlement of its 13th (thirteenth) issuance of simple, unsecured debentures, not convertible into shares, with an additional personal guarantee, in a single series (“Issuance”), for public distribution under the automatic registration procedure with the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Resolution 160, of July 13, 2022, as amended, which are guaranteed by Cemig (“Debentures”).

A total of 1,000,000 (one million) Debentures were issued, totaling R$1,000,000,000.00 (one billion reais), subscribed as follows:

Series	Number of Debentures	Amount	Rate	Term	Amortization
Single	1,000,000	R$1,000,000,000.00	CDI + 0.62% p.a.	2,557 days	72nd and 84th months

The proceeds raised by Cemig GT from the Issuance of the Debentures will be used for the Issuer’s cash flow management, including, but not limited to, the operation of Cemig GT and the reimbursement of investments made by it.

Finally, the credit rating agency Fitch Ratings has assigned an ‘AAA(bra)’ rating to the Issuance.

This notice is for informational purposes only, pursuant to applicable law, and should not be construed as sales material or an offer, invitation, or solicitation to purchase the Debentures.

Belo Horizonte, September 09, 2026.

Leonardo George de Magalhães

Vice President of Finance and Investor Relations

5.	Notice to the Market – Settlement of Debentures from Cemig D’s 16th Issuance, dated September 9, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG DISTRIBUIÇÃO S.A.

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.180/0001-16
Company Registry (NIRE): 31300020568

NOTICE TO THE MARKET
Settlement of Debentures from Cemig D’s 16th Issuance

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”), a publicly held company whose shares traded on the stock exchanges of São Paulo and New York, hereby informs its shareholders and the market in general that, on September 04, 2026, CEMIG DISTRIBUIÇÃO S.A (“Cemig D”), a publicly held company and wholly owned subsidiary of Cemig, completed the financial settlement of its 16th (sixteenth) issuance of simple, unsecured debentures, not convertible into shares, with an additional personal guarantee, in two series (“Issuance”), for public distribution under the automatic registration procedure with the Brazilian Securities and Exchange Commission (“CVM”), characterized as “ESG use-of-proceeds bonds”, which are guaranteed by Cemig (“Debentures”).

A total of 2,000,000 (two million) Debentures, characterized as sustainable debentures, were issued, totaling R$2,000,000,000.00 (two billion reais), subscribed as follows:

Series	Number of Debentures	Amount	Rate	Term	Amortization
1st	1,000,000	R$1,000,000,000.00	CDI + 0.73 % p.a.	3,653 days	84th, 96th, 108th, and 120th months
2nd	1,000,000	R$1,000,000,000.00	IPCA + 7.3500 % p.a.	4,383 days	132nd and 144th months

The proceeds raised by Cemig D from the Issuance will be used (i) for cash flow management, including, but not limited to, the operation of the Issuer and the reimbursement of investments made by it, fully in accordance with the Framework, in the case of the First Series Debentures; and (ii) exclusively for the reimbursement of costs, expenses and/or debt related to the implementation of the project detailed in the Indenture that were incurred between February 2025 and May 2025, in the case of the Second Series Debentures.

Finally, the credit rating agency Fitch Ratings has assigned an ‘AAA(bra)’ rating to the Issuance.

This notice is for informational purposes only, pursuant to applicable law, and should not be construed as sales material or an offer, invitation, or solicitation to purchase the Debentures.

Belo Horizonte, September 09, 2026.

Leonardo George de Magalhães

Vice President of Finance and Investor Relations

6.	Material Fact – Extension of the Concession for the Sá Carvalho Hydroelectric Power Plant, dated August 31, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

MATERIAL FACT

Extension of the Concession for the Sá Carvalho Hydroelectric Power Plant

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo and New York, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a publicly held company and wholly-owned subsidiary of CEMIG, pursuant to CVM Resolution 44/2021, hereby inform the Brazilian Securities and Exchange Commission – CVM, B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that, further to the Material Facts disclosed on July 20, 2023 and August 28, 2026, the Company’s Board of Directors, at a meeting held on this date, approved the acceptance of the conditions for the extension of the concession for the Sá Carvalho Hydroelectric Power Plant.

The aforementioned concession will be extended under the quota system, pursuant to Article 1 of Federal Law 12,783, of January 11, 2013, for a term of 30 (thirty) years, as of August 31, 2026. Following the notice from the Ministry of Mines and Energy, CEMIG will have 210 days to execute the amendment agreement.

The Sá Carvalho Hydroelectric Power Plant has an installed capacity of 78 MW and physical guarantee of 54.4 average MW.

CEMIG reaffirms its commitment to keeping its shareholders, the market in general, and other stakeholders duly and timely informed, in accordance with CVM regulations and applicable legislation.

Belo Horizonte, August 31, 2026.

Leonardo George de Magalhães

Vice President of Finance and Investor Relations

7.	Notice to the Market – Change of Depositary Bank for the ADR Program, dated October 16, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER'S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO THE MARKET

Change of Depositary Bank for the ADR Program

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG ("Cemig" or "Company"), a publicly held company whose shares are traded on the São Paulo and New York stock exchanges, hereby informs its shareholders and the market in general of the change in the depositary financial institution for its American Depositary Receipts ("ADRs") program.

As of October 19, 2026, The Bank of New York Mellon ("BNY Mellon") will act as the depositary bank for the Company's ADR program.

The change of depositary bank will not result in any changes to the characteristics of the Company's ADR program. The applicable terms and conditions will remain unchanged, except for the operational procedures arising from the transition to BNY Mellon.

For further information, please visit the Company's Investor Relations website at www.ri.cemig.com.br or BNY Mellon's website dedicated to the ADR program at www.adrbny.com/.

Belo Horizonte, October 16, 2026.

Leonardo George de Magalhães

Vice President of Finance and Investor Relations